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                           Filed by Apex Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12
                           Under the Exchange Act of 1934
                           Subject Companies: Cybex Computer Products
                              Corporation (Commission File No. 000-26496); and Aegean Sea Inc. (Registration No. 333-33768)

LETTER TO ALL EMPLOYEES

TO:               ALL EMPLOYEES
FROM:             KEVIN J. HAFER
DATE:             MARCH 8, 2000
SUBJECT:          APEX AND CYBEX MERGER

Today we are announcing some very exciting news for Apex and its employees and customers around the world. We have signed a definitive agreement with Cybex whereby both companies will be merged and joined to create a new, combined company. The new company will be the leading global provider of solutions for managing data centers and Internet hosting sites around the world! The boards of directors from both Apex and Cybex have unanimously approved the merger.

Our next step requires the filing of several government-required documents and shareholder approval by both companies at specially called shareholder meetings. The merger will become effective after receiving the approval of both companies' shareholders and various government agencies. We expect the merger to be completed no later than the third quarter of 2000.

After the merger is completed, we will be one publicly-held company whose shares will be traded on the NASDAQ exchange. Analysts estimate this new company will have revenues of over $250 million in calendar year 2000. The new company's corporate headquarters will be in Huntsville, Alabama, with international headquarters in Shannon, Ireland. Our Redmond office will continue as a fully functional facility, managed by Barry Harmon. Barry will also join the combined Board of Directors.

Steve Thornton will serve as president and CEO of the new organization. I will be stepping away from the company after the merger. The past ten years represents an outstanding achievement: growing a business from an idea to over $100 million in sales and almost $1 billion in stock market value.

What does this mean for you? First of all, WE WILL CONTINUE TO OPERATE AS USUAL UNTIL THIS MERGER HAS BEEN APPROVED AND FINALIZED. The Apex management team will remain in place and stay focused on achieving our pre-existing goals. Again, until this transaction is finalized and the merger is completed, there will be no change to any of our business procedures. For example, your payroll, retirement and benefits programs will continue to be administrated just as they are today. We will continue to operate in a "business as usual" mode at Apex.

I believe that the merger of these two excellent companies will make us stronger and better positioned for the future than either of us could have been separately. We anticipate that the combined strengths of the two companies will result in new jobs and create many new opportunities for us and for our communities around the world. In order to be successful, the transition to the new company will require continued dedication and effort from each of you. The management team and I will make every effort to keep you informed of our progress over the next few weeks and months.

I am sure you will receive many questions from customers, suppliers, friends and business contacts. While all the details are not yet in place, we certainly believe the merger will allow the combined company to be in the best position to provide solutions to our customers for managing their rapidly changing network and Internet


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infrastructure needs. Please help us convey that message throughout our organization and to our associates outside the company.

This merger represents the accomplishment of a major strategic objective for us. It will strengthen our financial position, improve our ability to serve our customers, and provide additional opportunities for continued growth in our markets around the world. In the meantime, we are depending on each of you to continue to stay focused on meeting our current goals and objectives. If you have any questions, do not hesitate to talk with me, Barry or Sam. If you receive any calls from the media, please direct them to Barry Harmon at (425) 497-5594.

Kevin J. Hafer, Chairman, President and CEO

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Aegean Sea Inc., the new parent company of Apex and Cybex following the merger, plans to file with the SEC a registration statement on Form S-4. In connection with the merger, Apex and Cybex expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of Apex and Cybex containing information about the merger. Shareholders of Apex and Cybex are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about Apex, Cybex, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement and other documents will be available free of charge on the SEC website at www.sec.gov and from the Apex and Cybex contacts listed below.

In addition to the registration statement and the joint proxy statement/prospectus, Apex and Cybex file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Apex or Cybex at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Apex's and Cybex's filings with the commission are also available free of charge to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
These documents may also be obtained from the Apex and Cybex contacts listed below.

PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF APEX

In connection with the proposed merger, Apex will solicit proxies from its shareholders to approve the merger. Apex, its officers and directors and Aegean Sea Inc., the new parent company in the proposed merger, may be deemed to be participants in the solicitation of proxies from Apex's shareholders or from Cybex's shareholders with respect to the merger involving Apex and Cybex. The members of Apex's Board of Directors and the officers of Apex who may participate in the solicitation of proxies are identified in the communication filed by Apex on June 2, 2000 pursuant to Rule 425.
Information regarding these officers and directors and their affiliations is included in Apex's Annual Report on Form 10-K for the year ended December 31, 1999. These documents are available free of charge at the SEC's website at www.sec.gov and from the Apex contact listed below.

Certain officers and directors of Apex may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of Apex shareholders. You should read the communication filed by Apex on June 2, 2000 pursuant to Rule 425 for a discussion of these interests.

PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF CYBEX

In connection with the proposed merger, Cybex will solicit proxies from its shareholders to approve the merger. Cybex, its officers and directors and Aegean Sea Inc. may be deemed to be participants in the solicitation of proxies from Cybex's shareholders or from Apex's shareholders with respect to the merger involving Apex and Cybex. The members of Cybex's Board of Directors and the officers of Cybex who may participate in the solicitation of proxies are identified in the communication filed by Apex on June 2, 2000 pursuant to Rule 425. Information regarding these officers and directors and their affiliations is included in the communication filed by Apex on June 2, 2000 pursuant to Rule 425 or in Cybex's Annual Report on Form 10-K for the year ended March 31, 1999. These documents are available free of charge at the SEC's website at www.sec.gov and from the Cybex contact listed below.

Certain officers and directors of Cybex may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of Cybex shareholders. You should read the communication filed by Apex on June 2, 2000 pursuant to Rule 425 for a discussion of these interests.